225 West Wacker Drive	Telephone:	+1 312 696-6000
Chicago	Facsimile:	+1 312 696-6009
Illinois 60606

March 29, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Morningstar, Inc.
Item 4.01 Form 8-K
Filed March 17, 2006
File No. 000-51280

Ladies and Gentlemen:

We are submitting this letter in response to the comment letter dated March 22, 2006 from Mr. Matthew Komar, Staff Accountant, to Ms. Martha Dustin Boudos, Morningstar’s Chief Financial Officer, relating to Morningstar’s Form 8-K filed on March 17, 2006. This response letter is being submitted with an amendment to that Form 8-K. For your convenience, we have repeated the comment contained in the comment letter in boldface type before our response.

1. Please amend paragraph five of your Form 8-K to include the period subsequent to December 31, 2005 through the date of your new auditor’s engagement. Refer to Item 304(a)(2) of Regulation S-K.

Response:  The disclosure contained in the amended Form 8-K complies with your request.

Morningstar acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the amended Form 8-K; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to either filing; and Morningstar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions about the amended Form 8-K or any other matter referenced in this letter. My direct telephone number is (312) 696-6132.

Very truly yours,

/s/ Richard E. Robbins
Richard E. Robbins
General Counsel and Corporate Secretary